Exhibit (a)(1)(H)

On December 18, 2023

Re: Unvested Company RSAs, Unsellable Company Shares and Company Share Options

Dear Sir/Madam,

Reference is made to the cash tender offer to be initiated by Renesas Electronics Europe GmbH, a limited liability company incorporated under the laws of Germany (Gesellschaft mit beschränkter Haftung – GmbH) (the “Purchaser”), of all the ordinary shares (the “Company Shares”) of Sequans Communications S.A., a public limited company (société anonyme) organized under the laws of France, whose registered office is located at Les Portes de la Défense—15-55 Boulevard Charles de Gaulle 92700 Colombes (France) registered with the Trade and Companies Register of Nanterre (R.C.S. Nanterre) under number 450 249 677 (the “Company”) (including American depositary shares representing ordinary shares (the “ADSs”)) for a price of $0.7575 per Company Share and $3.03 per ADS (the “Offer”) pursuant to a Memorandum of Understanding dated August 4, 2023 (as amended from time to time, the “MoU”) between the Company and Renesas Electronics Corporation, a Japanese corporation (the “Parent”).

As at the date hereof, you hold one or more of the following:

•

an actions gratuites award (a “Company RSA”) that was issued pursuant to a restricted share award plan of the Company, and which Company RSA is not yet vested under its terms (an “Unvested Company RSA”);

•

Company Shares or ADSs that were issued pursuant to a Company RSA but may be subject to a lock-up period as of the time at which Purchaser accepts for payment and pays for Company Shares tendered in the Offer (the “Offer Acceptance Time” and such Company Shares or ADSs, if subject to such lock-up period as of the Offer Acceptance Time, the “Unsellable Company Shares”); and/or

•	options to subscribe for Company Shares or ADSs issued pursuant to stock option subscription plan of the Company (the “Company Share Options”).

In the context of the Offer:

(i)

if you hold Unsellable Company Shares, immediately prior to the Offer Acceptance Time, Purchaser is offering you the opportunity to enter into a liquidity mechanism for the sale of the relevant Unsellable Company Share to Purchaser at $0.7575 per Company Share and $3.03 per ADS), subject to any required withholding of taxes (the “Offer Price”), upon the expiration of any applicable lock-up period (as further described in the liquidity agreement attached hereto as Exhibit A (the “Liquidity Agreement”)); and

SEQUANS Communications – Société Anonyme au capital de 2.415.738,14 euros

RCS Nanterre – SIRET 45024967700037

Les Portes de la Défense – Hall A, 15-55 Boulevard Charles de Gaulle, 92700 Colombes, France

Tel: +33 (0)1 70 72 16 00 – Fax: +33 (0)1 70 72 16 09

MKT-FM-006-R18

(ii)

if you hold Unvested Company RSAs, Parent shall undertake to you to promptly award, as of the Offer Acceptance Time, a number of restricted stock units issued under the Renesas Electronics Corporation Terms and Conditions on Stock Compensation (collectively, the “Parent RSU”) equal to (A) the number of your Unvested Company RSAs outstanding as at the Offer Acceptance Time, multiplied by (B) the applicable Offer Price (converted into Japanese Yen in accordance with Parent’s standard currency conversion calculations), divided by (C) the average closing price of a share of Parent common stock on the Tokyo Stock Exchange over the period of the three (3) calendar months immediately prior to the calendar month in which the Parent RSU is awarded by Parent’s board, multiplied by (iv) 130%[1], rounded up to the nearest 100 restricted stock units;

provided that you execute (1) the Liquidity Agreement in the form attached hereto as Exhibit A, pursuant to which you shall irrevocably undertake, conditional on the consummation of the Offer:

(a)

to transfer to Purchaser all Company Shares or ADSs owned by you as of the date hereof and all additional Company Shares or ADSs of which you may acquire ownership prior to the Offer Acceptance Time, including as a result of the exercise of vested Company Share Options or vesting of Company RSAs (other than Unsellable Company Shares);

(b)	to sell to Purchaser all Unsellable Company Shares pursuant to the terms of the Liquidity Agreement;

(c)	to cancel any Unvested Company RSAs that you hold; and

(d)	to cancel all outstanding and unexercised Company Share Options that you hold.

and, if you hold Unsellable Company Shares, (2) the form for cancellation of the ADSs and delivery of underlying Company Shares attached to the Liquidity Agreement; note that this form is purely technical and aims at ensuring that your Unsellable Company Shares which are held under the form of ADSs are delivered back to you in the form of Company Shares so as to avoid the adverse social security and tax consequences which could be triggered by the automatic transfer of all ADSs to the Purchaser upon termination of the deposit agreement in relation of the ADSs.

Details of the Offer and on how your Company Shares may be tendered to the Offer can be found here: https://www.sec.gov/Archives/edgar/data/1383395/000119312523231944/d543505dex99a1a.htm;

and here: https://www.sec.gov/Archives/edgar/data/1383395/000119312523231948/d535148dsc14d9.htm#toc535148_3 .

If you do not execute the Liquidity Agreement to irrevocably undertake the foregoing, you may not find a buyer for your Unsellable Company Shares once the Offer has been completed and you will not be entitled to the Parent RSU described above.

[1]

The 130% multiplier is aimed as a one-off fixed compensation for the fact that, contrary to your existing Company RSAs, Parent RSU will not qualify for the favorable tax regime of actions gratuites in France and any resulting gains will therefore be subject to higher social security and personal income tax charges.

SEQUANS Communications – Société Anonyme au capital de 2.415.738,14 euros

RCS Nanterre – SIRET 45024967700037

Les Portes de la Défense – Hall A, 15-55 Boulevard Charles de Gaulle, 92700 Colombes, France

Tel: +33 (0)1 70 72 16 00 – Fax: +33 (0)1 70 72 16 09

MKT-FM-006-R18

The sale of your Company Shares and the effectiveness of the Liquidity Agreement are subject to the satisfaction of the conditions set forth in this letter and those described in the Liquidity Agreement, including the satisfaction of the Minimum Condition (as defined by article 8.1 of the MoU).

If you wish to obtain the proceeds from your Unsellable Company Shares and the Parent RSU for your Unvested Company RSAs, you must execute and deliver the Liquidity Agreement attached as Exhibit A electronically no later than January 9, 11:59pm (NYC time) or such later deadline as may be extended by Purchaser (the “Acceptance Deadline”). If Purchaser elects to extend the Acceptance Deadline beyond the date identified above, the Company will notify you as soon as possible. Any extension will not impact a previously delivered Liquidity Agreement, unless otherwise indicated by Purchaser.

The tax implications of tendering your Company Shares in the Offer, selling your Unsellable Company Shares, cancelling your Unvested Company RSAs and cancelling your Company Shares Options are complex and you are encouraged to consult with your own legal and tax advisors, accountant, and/or financial advisor before entering into the Liquidity Agreement or tendering your Company Shares in the Offer.

Yours sincerely,

SEQUANS COMMUNICATIONS S.A.

represented by Deborah Choate, duly authorized

pursuant to a power of attorney granted by Georges Karam

SEQUANS Communications – Société Anonyme au capital de 2.415.738,14 euros

RCS Nanterre – SIRET 45024967700037

Les Portes de la Défense – Hall A, 15-55 Boulevard Charles de Gaulle, 92700 Colombes, France

Tel: +33 (0)1 70 72 16 00 – Fax: +33 (0)1 70 72 16 09

MKT-FM-006-R18

EXHIBIT A

LIQUIDITY AGREEMENT

[See following pages]

SEQUANS Communications – Société Anonyme au capital de 2.415.738,14 euros

RCS Nanterre – SIRET 45024967700037

Les Portes de la Défense – Hall A, 15-55 Boulevard Charles de Gaulle, 92700 Colombes, France

Tel: +33 (0)1 70 72 16 00 – Fax: +33 (0)1 70 72 16 09

MKT-FM-006-R18

LIQUIDITY AGREEMENT

(France)

BETWEEN THE UNDERSIGNED

Renesas Electronics Europe GmbH, a limited liability company under the Laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH) with its registered office at Arcadiastrasse 10 – 40472 Düsseldorf, Germany, registered with the German trade register under number HRB 3708 (the “Purchaser”);

AND

The beneficiary party to this Agreement and set forth on the signature page hereto (the “Beneficiary”).

Purchaser and Beneficiary are hereinafter referred to individually as a “Party” and collectively as the “Parties”.

IN THE PRESENCE OF

Sequans Communications S.A., a French limited company (société anonyme) with its registered office at Les Portes de la Défense—15-55 Boulevard Charles de Gaulle 92700 Colombes (France), registered with the Trade and Companies Register of Nanterre (R.C.S. Nanterre) under number 450 249 677 (including any successor thereto, the “Company”).

RECITALS

1)

The Company’s American Depositary Shares (the “ADSs”) are admitted to trading on the New York Stock Exchange, with each ADS representing four (4) ordinary shares, nominal value of €0.01 per share, of the Company (the “Company Shares”).

2)

On August 4, 2023, the Company signed a memorandum of understanding (as amended from time to time in accordance with its terms, the “MoU”) with Renesas Electronics Corporation, a Japanese corporation, with its registered office at 3-2-24 Toyosu, Koto-ku, Tokyo 135-0061, Japan, registered under number 0200-01-075701 (the “Parent”), under which Parent undertakes, through a tender offer governed by the laws of the United States of America and initiated by Purchaser, to purchase with cash, subject to certain conditions set forth in the MoU, all outstanding Company Shares and ADSs issued by the Company for USD 0.7575 per Company Share and USD 3.03 per ADS (the “Offer”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the MoU.

3)

In connection with the closing of the Offer and depending on shareholder participation in the Offer, Parent and Purchaser may also decide to proceed with a series of transactions intended to ensure that Purchaser will become the sole owner of the Company’s businesses and operations, and that in exchange therefor, each holder of Company Shares that did not tender its Company Shares in the Offer is entitled to receive (subject to the completion of such transactions) the same consideration that it would have received as if it tendered such Company Shares in the Offer, without interest and subject to any applicable taxes (the “Post-Offer Reorganization”). However, Purchaser may elect, in its sole discretion, to not effect the Post-Offer Reorganization and may instead elect to take alternative action to effectuate a corporate reorganization in a different way. The Company intends to transfer all of its assets and liabilities to Sequans Communications SAS (or any future name of such entity, as the case may be), a société par actions simplifiée organized under the laws of France, and wholly owned by the Company (“Sequans SAS”), in accordance with a draft asset contribution agreement under the demerger regime (apport partiel d’actif soumis au régime juridique des scissions) in accordance with French law (the “Demerger Agreement” and such transaction, the “Demerger”), in exchange for new ordinary shares of Sequans SAS. As a result of the Demerger, Sequans SAS would own all of the assets and liabilities, rights and obligations of any kind and other legal relationships in relation to the Company’s businesses and operations with the exception, as the case may be, of those specifically excluded as listed in the Demerger Agreement. Following and subject to the consummation of the Demerger, a cross-border merger will be effectuated of the Company into Skylinehöhe 105. V V AG (or any future name of such entity, as the case may be), a German stock corporation (Aktiengesellschaft) organized under the laws of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main under number HRB 131120 (the “German Merger Sub”), that is a direct, wholly owned subsidiary of Purchaser, pursuant to a cross-border merger plan (the “Merger Plan”), in accordance with Sections 305 et seqq. of the German Companies Transformation Act (Umwandlungsgesetz) and Articles L. 236-1 et seq. and L. 236-31 et seq. of the French Commercial Code, entered into between Company and German Merger Sub. German Merger Sub will survive the merger contemplated by the Merger Plan (the “Merger”) and as a result of such Merger, the Company Shares outstanding immediately prior to the consummation of the Merger will be exchanged into duly authorized, validly issued and fully paid shares of German Merger Sub at an exchange ratio that shall be set forth in the Merger Plan (such exchange ratio, the “Merger Exchange Ratio”). Following the Demerger and the Merger and subject to Parent electing, in its sole discretion, to proceed with such reorganization, Purchaser and its affiliates will engage in a transaction whereby any holders of equity of German Merger Sub that are not affiliates of Parent will have their equity cancelled in exchange for statutory compensation in accordance with German law (the “Post-Merger Reorganization”). Prior to the Merger Squeeze Out (as defined below), Parent will (to the extent not already done so, as the case may be) cause Purchaser to change its legal form from a German limited liability (Gesellschaft mit beschränkter Haftung) into a German stock corporation (Aktiengesetz) organized under German law pursuant to Sections 190 et seqq. of the German Companies Transformation Act (Umwandlungsgesetz). Following the Demerger and the Merger, Purchaser plans to effectuate a merger of German Merger Sub with and into Purchaser pursuant to Section 62 para. 1 of the German Companies Transformation Act (Umwandlungsgesetz) by way of conclusion of a merger agreement (Verschmelzungsvertrag) between German Merger Sub as transferring entity and Purchaser as assuming entity followed by the resolution of the shareholders’ meeting (Hauptversammlung) of German Merger Sub to request the transfer of all shares of German Merger Sub held by persons other than Purchaser or its affiliates to Purchaser pursuant to Section 62 para. 5 of the German Companies Transformation Act (Umwandlungsgesetz) in conjunction with Sections 327a et seqq. of the German Stock Corporation Act (Aktiengesetz) against payment of statutory compensation in accordance with German law (the “Merger Squeeze Out”). The Post-Offer Reorganization could be accomplished through multiple structures, but each would ultimately result in the Company becoming a wholly owned subsidiary of Purchaser, which is itself a German wholly owned subsidiary of Parent.

4)

The Company established several restricted share award plans (the “Company RSA Plans”), which Company RSA Plans provide for the issuance of actions gratuites awards entitling the holder to receive Company Shares in connection with (and no sooner than) the vesting thereof (the “Company RSAs”).

5)

As of 17 December 2023, Beneficiary will hold the Company RSAs set forth on Appendix 1 hereto (together, if any, with any other Company RSAs held by Beneficiary or granted to Beneficiary after the date hereof, the “Concerned RSAs”, and the Company Shares issuable pursuant to the Concerned RSAs, the “Concerned Shares”).

6)

At the time of Purchaser’s acceptance and payment for Company Shares tendered in the Offer (the “Offer Acceptance Time”), certain of Beneficiary’s Concerned Shares may be subject to a lock-up period (the “Unsellable Company Shares”).

7)

The Company established several stock option subscription plans (the “Company Share Option Plans”), which provide for the grant of options to subscribe for Company Shares and ADSs (the “Company Share Options”).

8)

As of 17 December 2023, Beneficiary will benefit from the Company Share Options set forth on Appendix 2 hereto (together, if any, with any other Company Shares Options held by Beneficiary, the “Concerned Share Options” and together with the Concerned RSAs and the Concerned Shares, the “Concerned Securities”).

9)

Insofar as is necessary, it is specified for all practical purposes that this Agreement shall apply to any Concerned Securities issued or granted by the Company, as well as any legal successor thereto.

10)

In connection with, and conditioned on the consummation of, the Offer, Purchaser and Beneficiary hereby agree to the treatment of the Concerned RSAs, the Concerned Shares (including any Unsellable Company Shares), and the Concerned Share Options as set forth in this Liquidity Agreement (the “Agreement”).

IT IS AGREED AND DETERMINED AS FOLLOWS:

1.	TENDER SHARES

Beneficiary hereby agrees to validly tender (or cause to be validly tendered) into the Offer all Company Shares or ADSs owned by Beneficiary as of the date of this Agreement and all additional Company Shares or ADSs of which Beneficiary acquires ownership prior to the Offer Acceptance Time, including as a result of the exercise of vested Company Share Options or the vesting of Company RSAs (other than Unsellable Company Shares, which are addressed in Article 2).

2.	COMPANY RSA

2.1	UNSELLABLE SHARE CALL OPTION

Beneficiary hereby irrevocably undertakes to sell to Purchaser all Unsellable Company Shares held by Beneficiary on first demand of Purchaser after expiration of the lock-up period applicable to such Unsellable Company Shares, free of any Security Interest (as defined below), under the conditions set forth in this Agreement (the “Call Option”).

Insofar as necessary, Beneficiary declares that Beneficiary’s Call Option undertaking is not subject to revocation. The sale will be completed upon exercise of the Call Option by Purchaser under the conditions described in Article 2.3 below.

Purchaser accepts the benefit of the Call Option as a unilateral call option undertaking, which it has the right, but by no means the obligation, to exercise freely in accordance with the terms and conditions of this Agreement.

“Security Interest” means any lien, pledge, servitude, charge, security interest, option, claim, mortgage, lease, easement, proxy, voting trust or agreement, encumbrance or any other restriction on title or transfer of any nature whatsoever on the ownership, benefit or transfer of the Concerned Securities (including any agreement having the same economic effect).

2.2	UNSELLABLE SHARE PUT OPTION

Purchaser hereby irrevocably undertakes to purchase from Beneficiary all Unsellable Company Shares held by Beneficiary on first demand of the Beneficiary after expiration of the lock-up period applicable to such Unsellable Company Shares, free of any Security Interest, under the conditions set forth in this Agreement (the “Put Option” and together with the Call Option, the “Unsellable Share Options”).

Insofar as necessary, Purchaser declares that Purchaser’s Put Option undertaking is not subject to revocation. The sale will be completed upon exercise of the Put Option by Beneficiary under the conditions described in Article 2.3 below.

Beneficiary accepts the benefit of the Put Option as a unilateral put option undertaking, which Beneficiary has the right, but by no means the obligation, to exercise freely in accordance with the terms and conditions of this Agreement.

Each Party hereby expressly agrees that the sale of the Unsellable Company Shares will only be subject to the consent of (i) Purchaser, upon exercise of the Call Option, or (ii) Beneficiary, upon exercise of the Put Option, and each of Purchaser and Beneficiary acknowledges and agrees that no withdrawal of their respective consent, whether expressed before or after the sending of the Exercise Notice referred to below, shall have any effect on the conclusion of the sale of the Unsellable Company Shares. Therefore, the sale of the Unsellable Company Shares shall be deemed agreed between Purchaser and Beneficiary upon sending by any of them of the Exercise Notice in accordance with the provisions of Article 7.1 below.

2.3	CANCELLATION OF ADSs IN RESPECT OF UNSELLABLE COMPANY SHARES AND DELIVERY OF UNDERLYING COMPANY SHARES

In furtherance of the foregoing and the implementation of the Call Option and the Put Option, Beneficiary shall, if it holds Unsellable Company Shares, execute the ADS cancellation instructions attached hereto as Appendix 3 (the “ADS Cancellation Instructions”) and deliver (or cause to be delivered) such ADS Cancellation Instructions to The Bank of New York Mellon, as the depositary. Beneficiary acknowledges and agrees that any Company Shares delivered to Beneficiary upon such cancellation and not tendered in the Offer shall be subject to the Call Option and the Put Option, even if the underlying lock-up period lapses prior to the Offer Acceptance Time.

2.4	UNSELLABLE SHARE OPTION EXERCISE

The Call Option may be exercised by Purchaser for the relevant Unsellable Company Shares at any time during the Call Option Exercise Period, by sending an exercise notice to Beneficiary (or in case of death of Beneficiary, to the Beneficiary’s heirs or to the notary in charge of the estate settlement, at the election of Purchaser) (the “Call Option Exercise Notice”).

The Put Option may be exercised by Beneficiary for the relevant Unsellable Company Shares at any time during the Put Option Exercise Period by sending an exercise notice to Purchaser (or its legal successor) (the “Put Option Exercise Notice” and together with the Call Option Exercise Notice, an “Exercise Notice”).

“Availability Date” means, with respect to an Unsellable Company Share, the first Business Day following the end of the lock-up period applicable to such Unsellable Company Share.

“Call Option Exercise Period” means, with respect to an Unsellable Company Share, (i) the thirty (30) day period commencing on the Availability Date applicable to such Unsellable Company Share (the “Initial Call Option Exercise Period”), and (ii) the sixty (60) day period commencing on the first day after the expiration of the Initial Put Option Exercise Period applicable to such Unsellable Company Share (the “Second Call Option Exercise Period”).

“Put Option Exercise Period” means, with respect to an Unsellable Company Share, (i) the thirty (30) day period commencing on the first day after the expiration of the Initial Call Option Exercise Period applicable to such Unsellable Company Share (the “Initial Put Option Exercise Period”), and (ii) the sixty (60) day period commencing on the first day after the expiration of the Second Call Option Exercise Period applicable to such Unsellable Company Share.

The Exercise Notice shall state:

•	the decision of Purchaser or Beneficiary to exercise the Call Option or the Put Option, as applicable; and

•

the Exercise Price (as defined below), provided that, if the Put Option is exercised more than fourteen (14) months after the Offer Acceptance Time, the Put Option Exercise Notice shall not include the Exercise Price, which shall be determined by Purchaser (in accordance with Article 2.5 of this Agreement) and notified by Purchaser to Beneficiary not later than thirty (30) days following receipt by Purchaser of the Put Option Exercise Notice.

The Exercise Notice shall be served, pursuant to the provisions of Article 7.1 of this Agreement, at any time (x) during the Call Option Exercise Period by Purchaser and (y) during the Put Option Exercise Period by Beneficiary.

Failing the exercise of the Call Option within the relevant Call Option Exercise Period, Purchaser shall be deemed to have waived Purchaser’s rights under the Call Option.

Failing the exercise of the Put Option within the relevant Put Option Exercise Period, Beneficiary shall be deemed to have waived Beneficiary’s rights under the Put Option.

2.5	VESTED COMPANY RSA OPTIONS EXERCISE PRICE

(i)	Exercise Price of the Unsellable Share Options

The aggregate purchase price to be paid by Purchaser to Beneficiary for the purchase of the Unsellable Company Shares (the “Exercise Price”) shall be calculated as follows:

(A)	Exercise Price upon exercise of the Call Option

The purchase price per Unsellable Company Share to be paid by Purchaser upon exercise of the Call Option shall be equal to the Market Price (as defined below).

(B)	Exercise Price upon exercise of the Put Option

The purchase price per Unsellable Company Share to be paid by Purchaser upon exercise of the Put Option shall be equal to the Market Price (as defined below).

“Market Price” means the Offer Price, as set forth in the MoU; provided that, if the Put Option is exercised more than fourteen (14) months after the Offer Acceptance Time, the Market Price for the purposes of the Put Option shall be calculated as follows:

Where:

“Revenues n-1” means the consolidated revenues (chiffre d’affaires) achieved by the Company during the last financial year ended on or before the exercise date of the Put Option, calculated in accordance with the accounting rules and methods presented in the 2023 consolidated financial report, and on the consolidation perimeter as was existing as at 31 December 2023, and

“Revenues 2023” refers to the consolidated revenues (chiffre d’affaires) achieved by the Company in fiscal year 2023, in accordance with the accounting rules and methods presented in the 2023 consolidated financial report.

Example: if the Offer Acceptance Time is 31 December 2023, the Market Price (which would be equal to the Offer Price) would be USD 3.03 per ADS and such Market Price would be valid for the exercise of the Put Option until 28 February 2025 (14 months after 31 December 2023). As of 1 March 2025, the above formulas would become applicable.

(ii)	Adjustment of the Exercise Price

The Exercise Price will be adjusted in the event of a stock split or reverse stock split to take account of such transactions, or in the event of an exceptional distribution to Beneficiary, on the basis of Articles L. 228-99, 3° and R. 228-91 of the French Commercial Code, the provisions of which will apply mutatis mutandis to the present adjustment.

(iii)	Expert

In the event of disagreement between Purchaser and Beneficiary as to the calculation of the Exercise Price, the Exercise Price will be determined by the firm Ricol Lasteyrie (Gilles de Courcel), acting as joint third-party expert representative of the Parties, in accordance with Article 1592 of the French Civil Code (the “Expert”).

Either Purchaser or Beneficiary may refer to the Expert any dispute concerning (A) the Exercise Price calculated pursuant to Article 2.5(i) or (B) the principle or calculation methods of an adjustment to the Exercise Price in accordance with the provisions of Article 2.5(ii) above. In order to do so, a Party must notify the other Party and the Expert of any such dispute in accordance with the terms of Article 7.1 within fifteen (15) Business Days from (x) the notification by Purchaser to Beneficiary of the Exercise Price in the event of exercise of the Call Option, or (y) the notification by Beneficiary to Purchaser of the Exercise Price in the event of exercise of the Put Option. For clarity, both Parties hereby acknowledge and agree that the Offer Price is a fair and reasonable Exercise Price for the Unsellable Company Shares and shall not dispute such Exercise Price; provided that the Unsellable Share Option is exercised within twelve (12) months of the Offer Acceptance Time.

If the Expert refuses to act, resigns, or is unable to carry out the Expert’s mission (notably due to a lack of independence with regard to one of the Parties or due to the existence of a conflict of interest with one of the Parties), another Expert shall be appointed by the President of the Commercial Court of Paris ruling in the form of summary proceedings and without possible appeal at the request of the most diligent Party, on the basis of the provisions of Article 1592 of the French Civil Code. The Expert so appointed shall be an investment banker, financial adviser or accounting firm of national or international reputation, independent of the Parties and having no conflict of interest with any of the Parties.

The Expert shall carry out his mission by applying the sole price formula defined above.

From the date of his appointment, the Expert shall use his best efforts to carry out his mission and deliver his report simultaneously to all the Parties within thirty (30) days, unless the duration of his mission is extended.

The Parties undertake to sign, if the Expert so requests, an engagement letter in accordance with its usual terms and conditions, and to cooperate in good faith with the Expert. In particular, each of the Parties undertakes to provide the Expert with all relevant documentation that the Expert may request in order to carry out his mission.

The Parties must be treated on an equal footing and the Expert must, at every stage of the Expert’s mission, give them the opportunity to present their arguments, to reach a conclusion on any document, report or writings submitted to him, and more generally to ensure that the principle of adversarial proceedings and the rights of the defense are strictly respected.

The Expert’s conclusions must be substantiated in writing, will be definitively binding on the Parties and may not be contested in any way, except in the case of fraud or gross or manifest error of assessment.

Costs and fees will be shared equally between the Parties.

2.6	UNSELLABLE SHARE OPTIONS COMPLETION DATE

(i)	Call Option Completion Date

If the Call Option is exercised pursuant to the provisions hereof, the transfer of ownership of the Company Shares in favor of the Purchaser shall take place on the date notified in the Call Option Exercise Notice and at the latest on the fifteenth (15th) Business Day following such receipt (the “Call Option Completion Date”).

Purchaser’s delivery to the Company of a copy of the Call Option Exercise Notice, together with written evidence that the Exercise Price indicated in the Call Option Exercise Notice has been paid to the Beneficiary’s bank account, shall be deemed to constitute a notification by the Parties of the Call Option Completion Date within the meaning of Article R. 228-10 of the French Commercial Code, to which Beneficiary specifically agrees, and the Company shall promptly register the sale of the applicable Company Shares in Purchaser’s shareholder account on the Call Option Completion Date. The Company expressly agrees to this mandate given to it by the Parties.

No later than the Call Option Completion Date, Beneficiary shall deliver to Purchaser such documents and take any such actions as may be required to duly evidence the valid transfer of title to the applicable Company Shares, free and clear of any Security Interest with effect on the Call Option Completion Date.

On the Call Option Completion Date, Purchaser shall pay the Exercise Price indicated in the Call Option Exercise Notice to Beneficiary by bank check or wire transfer using the bank account of Beneficiary the details of which will have been notified to Purchaser at least ten (10) Business Days prior to the Call Option Completion Date.

Purchaser shall be deemed the owner of the applicable Company Shares from and after the Call Option Completion Date, subject to payment of the Exercise Price, with all rights attaching thereto, including all dividends declared, paid or made after the Call Option Completion Date.

All registration duties (droits d’enregistrement) in relation to the transfer of the Company Shares shall be borne by Purchaser and paid within thirty (30) days from the Call Option Completion Date.

(ii)	Put Option Completion Date

If the Put Option is exercised pursuant to the provisions hereof, the transfer of ownership of the Company Shares in favor of Purchaser shall take place on the date notified in the Put Option Exercise Notice and at the latest on the fifteenth (15th) Business Day following such receipt (the “Put Option Completion Date”).

Purchaser’s delivery to the Company of a copy of the Put Option Exercise Notice, together with written evidence that the Exercise Price indicated in the Put Option Exercise Notice has been paid to the Beneficiary’s bank account, shall be deemed to constitute a notification by the Parties of the Put Option Completion Date within the meaning of Article R. 228-10 of the French Commercial Code, to which Beneficiary specifically agrees, and the Company shall promptly register the sale of the applicable Company Shares in Purchaser’s shareholder account on the Put Option Completion Date. The Company expressly agrees to this mandate given to it by the Parties.

No later than the Put Option Completion Date, Beneficiary shall deliver to Purchaser such documents and take any such actions as may be required to duly evidence the valid transfer of title to the applicable Company Shares, free and clear of any Security Interest with effect on the Put Option Completion Date.

On the Put Option Completion Date, Purchaser shall pay the Exercise Price indicated in the Put Option Exercise Notice to Beneficiary by bank check or wire transfer using the bank account of the Beneficiary the details of which will have been notified to Purchaser at least ten (10) Business Days prior to the Put Option Completion Date.

Purchaser shall be deemed the owner of the applicable Company Shares from and after the Put Option Completion Date, subject to payment of the Exercise Price, with all rights attaching thereto, including all dividends declared, paid or made after the Put Option Completion Date.

All registration duties (droits d’enregistrement) in relation to the transfer of the Company Shares shall be borne by Purchaser and paid within thirty (30) days from the Put Option Completion Date.

2.7	UNVESTED COMPANY RSA

(i)

Beneficiary acknowledges and agrees that, at the Offer Acceptance Time, all Concerned RSAs that are outstanding and unvested as of the Offer Acceptance Time (the “Unvested Company RSAs”) shall be cancelled without the payment of any consideration therefore, with no further action required by Purchaser, the Company or Beneficiary and all of Beneficiary’s rights with respect to such Unvested Company RSAs shall be cancelled and extinguished in their entirety, and any agreement relating thereto shall terminate in full (the “Unvested RSA Cancellation”).

(ii)

Pursuant to the MoU, Purchaser procures that, not later than three (3) months after the Offer Acceptance Time, Parent shall grant to Beneficiary (the “Parent RSU Grant”) that number of Parent RSUs equal to (A) the number of Unvested Company RSAs held by Beneficiary, multiplied by (B) the applicable Offer Price (converted into Japanese Yen in accordance with Parent’s standard currency conversion calculations), divided by (C) the Parent Common Stock Price, multiplied by (D) 130%, rounded up to the nearest 100 restricted stock units.

“Parent Common Stock Price” means the average closing price of a share of Parent common stock on the Tokyo Stock Exchange over the period of the three (3) calendar months immediately prior to the calendar month in which the Parent RSU Grant is resolved by Parent’s board.

“Parent RSU” means a restricted stock unit issued under the Parent Stock Compensation Plan.

“Parent Stock Compensation Plan” means the Renesas Electronics Corporation Terms and Conditions on Stock Compensation.

The Parent RSU Grant shall be subject to the following vesting schedule:

Vesting Date Range For Unvested Company RSA	Vesting Date for Parent RSU Grant
Date of Offer Acceptance Time through first vesting date that is after the Closing (i.e., February 1, May 1, August 1 or November 1)	Date of Offer Acceptance Time

November 1 through January 31	November 1

February 1 through April 30	February 1

May 1 through July 31	May 1

August 1 through October 31	August 1

In addition, in the event that Beneficiary is dismissed by the Company within six (6) months of the Offer Acceptance Time, other than for misconduct or gross negligence, then all unvested Parent RSUs subject to Beneficiary’s grant shall vest immediately upon the date of employment contract termination as a result of said dismissal.

The Parent RSU Grant shall be subject to the terms and conditions set forth in the Parent Stock Compensation Plan and the related grant notice; provided that the Parent RSU Grant shall not be subject to any lock-up period.

In addition, in the event that Beneficiary is dismissed by the Company after the Offer Acceptance Time but before the issuance of the Parent RSU Grant, other than for misconduct or gross negligence, then Purchaser undertakes to pay (or cause to be paid) to Beneficiary upon the date of employment contract termination as a result of such dismissal an amount equal to (A) the number of Unvested Company RSAs held by Beneficiary as of the Offer Acceptance Time, multiplied by (B) the applicable Offer Price (for the avoidance of doubt, in addition to any other amounts that may be due to Beneficiary in connection with such dismissal).

The Purchaser and the Company or any affiliate in Purchaser’s group (as applicable) shall determine and withhold the amount of any withholding or other federal, state, or local taxes, including, but not limited to, income or excise taxes and social security charges or contributions, required to be withheld (for or on behalf of Beneficiary) upon the Parent RSU Grant (or payment in lieu thereof). Such withholding can be made from any payment due by the Purchaser or the Company to the relevant Beneficiary. For the avoidance of doubt, Purchaser shall be solely responsible (without withholding from Beneficiary) for the payment of any employer’s portion of social security charges or contributions.

3.	CANCELLATION OF COMPANY SHARE OPTIONS

Beneficiary acknowledges and agrees that, effective as of the Offer Acceptance Time, all outstanding and unexercised Concerned Share Options (whether or not then exercisable) shall be cancelled without the payment of any consideration therefore, with no further action required by Purchaser, the Company or Beneficiary and all of Beneficiary’s rights with respect to such Concerned Share Options shall be cancelled and extinguished in their entirety, and any agreement relating thereto shall terminate in full.

4.	DECLARATIONS AND COMMITMENTS OF THE PARTIES

(a)

Each of Purchaser and Beneficiary declares that it has the capacity and authority to enter into this Agreement, to perform the obligations incumbent upon it and to carry out the operations provided for under the terms of this Agreement.

(b)

Beneficiary declares that the Concerned Securities are free of all Security Interests (with the exception of legal, regulatory or contractual provisions prohibiting the transfer of the Concerned Securities) and all third party rights and are not subject, with the exception of this Agreement or as contemplated by the MoU, to any Transfer (as defined below) or promise or undertaking to Transfer.

The term “Transfer” refers to any transaction, whether free of charge or against payment, whatever its nature, having the direct or indirect effect of (i) transferring, immediately or in the future, to any individual or legal entity, by way of sale, contribution, exchange, merger or in any other way, the ownership, a dismembered right of ownership, or the simple enjoyment of all or part of the Concerned Securities, (ii) granting real or personal rights over the Concerned Securities, including any promise to sell, pledge, enter into a repurchase agreement or loan relating to the Concerned Securities, or (iii) conferring on the Concerned Securities an equivalent economic interest via transactions of the equity swap or other type, whether for physical or monetary delivery, and, by extension, the verb “Transfer” refers to the carrying out of any of the operations referred to above.

(c)

Subject to the provisions of this Agreement, the signing of this Agreement and the performance of the obligations arising hereunder do not require any other authorization from a competent authority or third party that has not already been obtained (other than with respect to the Parent RSU Grant, which corporate approvals shall be obtained prior to the applicable issuance thereof), nor do they contravene any stipulation of an agreement or commitment to which, as applicable, Purchaser or Beneficiary is a party or by which, as applicable, Purchaser or Beneficiary is bound.

(d)

Each of Purchaser and Beneficiary acknowledges that any transfer of the ownership of the Unsellable Company Shares prior to the Availability Date (whether as a result of the Merger Squeeze Out or otherwise) may trigger negative tax and social security impacts. In the event that (i) the Merger Squeeze Out (or other alternative squeeze out procedure resulting in the transfer of cancellation of Unsellable Company Shares with respect to which the Availability Date has not occurred) is completed prior to December 14, 2024 (or, if the Offer Acceptance Time is after February 7, 2024, in the event the Merger Squeeze Out is completed prior to February 7, 2025), and (ii) Beneficiary holds Unsellable Company Shares with respect to which the Availability Date has not occurred then Purchaser will work in good faith in conjunction with the Company’s management team to provide Beneficiary compensation (which shall be in the form of a cash bonus) to address higher social security and income tax charges resulting from the transfer of ownership of such Unsellable Company Shares prior to the applicable Availability Date; provided that (A) the amount of such compensation shall be equal to (I) thirty percent (30%), multiplied by (II) the Offer Price, multiplied by (III) the number of Unsellable Company Shares outstanding as of the Merger Squeeze Out (or such other squeeze out) for which the Availability Date has not occurred, and (B) the type of any such compensation shall be determined by Parent in its sole discretion.

(e)

Beneficiary acknowledges that (i) Beneficiary has not been represented by Orrick, Herrington & Sutcliffe LLP, Goodwin Procter LLP or any other advisors or counsel engaged by the Company, Parent or Purchaser in connection with this Agreement or issues related to the Offer or the other transactions contemplated by the MoU and (ii) Beneficiary has had sufficient time and opportunity to review this Agreement and all other documents affecting Beneficiary’s interests in connection with the Offer. Beneficiary acknowledges and agrees that none of the Company, Parent or Purchaser is providing any tax, legal or financial advice to Beneficiary. Beneficiary has had an opportunity to review with its own tax advisors the tax consequences of the Offer and the other transactions contemplated by the MoU and this Agreement. Beneficiary understands that it must rely solely on its advisors and not on any statements or representations made by Parent, Purchaser, the Company or any of their agents or representatives.

5.	WAIVERS IN CONNECTION WITH THE MERGER AND THE MERGER SQUEEZE OUT

The final Merger Exchange Ratio shall be set forth in the Merger Plan and may not be on a 1:1 basis. Consequently, there may be a situation where the implementation of the Merger Exchange Ratio upon the consummation of the Merger would result in the issuance of fractional shares of German Merger Sub to a holder of Company Shares. In such a situation, rather than issue fractional shares, German Merger Sub shall make a payment in cash (bare Zuzahlung) with respect to those Company Shares, which, if converted into shares of German Merger Sub at the Merger Exchange Ratio, would be converted into fractional shares (such non-exchangeable Company Shares, the “Cash Settled Shares”). The additional payment (bare Zuzahlung) per Cash Settled Share shall be equal to the Company Share Offer Price (i.e. USD 0.7575 per ordinary share) converted into euros (EUR) on the basis of the opening exchange rate (Eröffnungskurs) on the day of the extraordinary general meeting of the Company shareholders approving the Merger. Alternatively, instead of a payment in EUR, each owner of a Cash Settled Share shall be entitled, at his/her/its sole discretion, to request a payment amounting to USD 0.7575 (for the sake of clarification, in US dollars) per Cash Settled Share. Subject to Beneficiary becoming a shareholder of German Merger Sub, Beneficiary hereby irrevocably waives its right to an additional cash payment (bare Zuzahlung) or other kind of payment in consideration for its Cash Settled Shares (if any) other than as set forth in this paragraph.

Subject to Beneficiary becoming a shareholder of German Merger Sub, Beneficiary hereby irrevocably waives its right (i) to legally challenge the validity (Wirksamkeit) of the shareholders’ resolution(s) of the general meeting (Hauptversammlung) of German Merger Sub resolving the Merger Squeeze Out pursuant to Sections 327a et seqq. of the German Stock Corporation Act (Aktiengesetz) and (ii) to initiate judicial valuation proceedings (Spruchverfahren) pursuant to Section 1 no. 3 of the German Valuation Proceedings Act (Spruchverfahrensgesetz). Such waiver shall not apply in case the compensation offered under the Merger Squeeze Out to Beneficiary for its shares in German Merger Sub is below the consideration that it would have received (per share) if Beneficiary tendered the applicable Company Shares in the Offer.

6.	VOTING OF SUBJECT SECURITIES

Unless this Agreement shall have been terminated in accordance with its terms, Beneficiary hereby unconditionally agrees that, at any meeting of the shareholders of the Company, however called, and in any action by shareholders of the Company other than at a meeting (including by written consent or by other written instrument, or otherwise), unless otherwise directed in writing by Purchaser, Beneficiary shall, to the fullest extent that the Unsellable Company Shares are entitled to vote thereon, cause the Unsellable Company Shares to be voted:

(a)

in favor of each of the transactions contemplated by the MoU (including, but not limited to, the Offer, the Post-Offer Reorganization or any part thereof, the Post-Merger Reorganization or any part thereof and each of the other Transactions) following the time at which the Company Board approves or recommends any of such transactions to the shareholders of the Company and any other matter necessary for the consummation of any of such transactions; and

(b)

in favor of any proposal to adjourn or postpone any meeting of the shareholders of the Company to a later date, if there are not sufficient votes for the approval of the transactions contemplated by the MoU on the date on which such meeting is held.

7.	MISCELLANEOUS

7.1	NOTICES

All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by an international courier service, or if sent by email (provided that written confirmation of receipt of email is issued to the sender of the notice), and a hard copy of such notice is also delivered by international courier service one (1) Business Day after transmission to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

(i) If to Purchaser:

Renesas Electronics Europe GmbH

c/o Renesas Electronics Corporation

3-2-24, Toyosu, Koto-ku

Tokyo 135-0061, Japan

Email: legal-notices@renesas.com

Attention: General Counsel

With a copy to (which shall not constitute a notice):

Goodwin Procter LLP

520 Broadway, Suite 500

Santa Monica, CA 90401, USA

Email: jolsen@goodwinlaw.com; jhaggerty@goodwinlaw.com;

jeanlee@goodwinlaw.com

Attention: Jon A. Olsen; John T. Haggerty; Jean A. Lee

Goodwin Procter (France) LLP

12 rue d’Astorg

75008 Paris, France

Email: wrobert@goodwinlaw.com

Attention: William Robert

(ii) If to Beneficiary, at the address of Beneficiary as set forth on the records of the Company.

(iii) If to the Expert, at the following address:

Ricol Lasteyrie

2 avenue Hoche

75008 Paris, France

Email: contacts@ricol-lasteyrie.fr

Attention: Gilles de Courcel

7.2	TRANSFERS AND ASSIGNMENT

The Agreement shall be binding upon the Parties, their successors and permitted assignees. It is expressly agreed that:

(i)

Purchaser may assign its rights and obligations hereunder to any successor in interest and may substitute itself for any company it controls within the meaning of Article L. 233-3 of the French Commercial Code in the rights and obligations arising from the Agreement, without the prior written agreement of Beneficiary, such assignment or substitution having no effect on this Agreement which will continue under the same terms and conditions; and

(ii)

Beneficiary may not transfer (except to in the event of succession, in which case Purchaser must be informed without delay) or otherwise assign its rights and obligations under this Agreement without the prior written consent of Purchaser.

7.3	SPECIFIC PERFORMANCE

Each of the Parties acknowledges and agrees that it may not in any way withdraw its undertakings under the terms of this Agreement either before or after the exercise of the option by the other Party, the options and the undertakings contained therein being irrevocable and definitive.

Each Party acknowledges and agrees that in the event of a breach or non-compliance of any of its obligations provided for under this Agreement, the other Party may not be fully compensated by the award of monetary damages and that, without prejudice to any other remedies, the non-defaulting Party may seek the specific performance (exécution forcée) of the obligations provided for under this Agreement, injunctive or other equitable relief as a remedy for any such breach or non-compliance. The Parties further acknowledge and agree that any specific performance (exécution forcée) sought by a Party will constitute a balanced course of action falling outside the manifest disproportion (disproportion manifeste) exclusion set forth under Article 1221 of the French Civil Code and will therefore not create a manifest disproportion (disproportion manifeste) between the cost for a good faith defaulting Party and its interest for the other Party.

7.4	COST AND EXPENSES

Except as otherwise provided in this Agreement or otherwise expressly agreed in writing by the Parties, each Party shall be responsible for its own costs, fees, expenses and other charges of any nature arising out or in connection with the negotiation, preparation, execution and implementation of this Agreement and any other transactions, documents and agreements referred to under this Agreement.

Any transfer, stamp or registration taxes or duties (droits d’enregistrement) or similar levies payable as a result of the Transfer of the Unsellable Company Shares as contemplated hereunder shall be borne by Purchaser and paid on a timely basis in accordance with all statutory applicable requirements.

7.5	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties relating to the subject matter of this Agreement and, unless expressly otherwise provided, supersedes any previous draft, agreement, arrangement or understanding, undertaking, representation, warranty, whether in writing or not, in relation to the matters dealt with in this Agreement.

7.6	WAIVER AND VARIATION

(a)

Each Party hereby acknowledges that (i) this Agreement falls within the scope of Article L. 211-40-1 of the French Monetary and Financial Code and (ii) as a consequence, Article 1195 of the French Civil Code regarding the occurrence of unforeseen events referred to in this Article shall not apply to this Agreement, each Party agreeing to assume any risk which may arise from any such unforeseeable events.

(b)	No amendment of this Agreement shall be valid unless it is made in writing and duly executed by or on behalf of the Parties.

(c)

Except as expressly provided in the Agreement, any waiver of any provision, term, condition, consent, remedy or discharge must be made in writing and duly executed by (or on behalf of) the Party entitled to make such waiver and no such waiver shall be deemed being a waiver of any other breach of the same or of any other term or condition of this Agreement.

(d)

Except as expressly provided in this Agreement, no failure or delay by any Party in exercising any right or remedy relating to this Agreement shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

(e)

In addition and without prejudice to any other waiver of rights by a Party provided in this Agreement, to the fullest extent permitted by applicable law, each Party hereto expressly and irrevocably waives the following provisions of the French Civil Code which shall not be applicable to this Agreement and, accordingly, no claim for termination, variation or lapse of this Agreement shall be permitted on the grounds of these following provisions of the French Civil Code:

•	Article 1218 of the French Civil Code regarding the right for a debtor to suspend the performance of or to terminate a contract in case of a force majeure event; or

•	Article 1226 of the French Civil Code regarding the right for a creditor to terminate a contract at its own risk.

7.7	SEVERABILITY

If any provision of this Agreement is held to be or become illegal, invalid or unenforceable, in whole or in part, under any law, for any reason whatsoever, it shall not affect the legality, validity or enforceability of the other provisions of this Agreement and in such case, the Parties will consult with each other and use all reasonable efforts to agree a replacement provision with a legal, valid and enforceable substitute of equivalent intended effect of such provision.

7.8	ELECTRONIC SIGNATURE

The Parties and the Company acknowledge and agree that this Agreement may be entered into by a Party in writing in electronic form. In such instance, the Parties and the Company agree that:

(a)

in accordance with the terms of Article 1366 of the French Civil Code, it is signed electronically by means of a reliable identification process implemented by DocuSign®, guaranteeing the link between each signature and this Agreement in accordance with the provisions of Article 1367 of the French Civil Code;

(b)

this Agreement has the same enforceability as a hard-copy written document pursuant to the provisions of Article 1366 of the French Civil Code and shall be validly invoked to evidence such enforceability;

(c)

this electronic signature has the same legal enforceability as their handwritten signature and give certainty (date certaine) to the date of/attributed to the signing of this Agreement by the DocuSign services;

(d)

the requirement of having one (1) original copy of the Agreement for each Party shall be deemed to be fulfilled if this Agreement electronically signed is established and stored pursuant to Articles 1366 and 1367 of the French Civil Code and this process allows each Party to be provided with a copy of this Agreement on a material format or to have access to a copy of this Agreement, pursuant to the provisions of Article 1375 of the French Civil Code; and

(e)	this Agreement shall take effect on the date hereof.

7.9	APPLICABLE LAW AND JURISDICTION

This Agreement shall be governed by and construed in accordance with French law.

Any dispute relating to this Agreement, in particular concerning its validity, performance or interpretation, shall be submitted to the exclusive jurisdiction of the competent Commercial Court.

[Signatures on next page]

On

RENESAS ELECTRONICS EUROPE GmbH represented by Carsten Jauch, Managing Director	Name born on of nationality residing e-mail address: THE BENEFICIARY

IN THE PRESENCE OF : SEQUANS COMMUNICATIONS S.A. represented by Deborah Choate, duly authorized pursuant to a power of attorney granted by Georges Karam

APPENDIX 1

Number of Unvested Company RSAs as of 17 December 2023

Name of Company RSA Plan	Number of Company RSAs
RSA Plan 2019-1
RSA Plan 2020-1
RSA Plan 2021-1
RSA Plan 2022-1
RSA Plan 2023-1

APPENDIX 2

Number of Company Share Options as of 17 December 2023

Name of Company Share Option Plan	Number of Company Share Options
SO Plan 2013-1
SO Plan 2014-1
SO Plan 2015-1

APPENDIX 3

Form of ADSs cancellation and delivery of underlying Company Shares

On

BNY Mellon

Depositary Receipts

240 Greenwich Street

New York, NY 10286

Email: drsettlements@bnymellon.com

Re:	Cancellation of ADSs

Dear BNY Mellon Depositary Receipts Team:

Please find the below pertaining to the cancellation of registered ADSs and delivery of the underlying ordinary shares:

•	Security Name: Sequans Communications S.A.

•	CUSIP Number: 817323207

•	Number of ADSs for cancellation:

•	Registered Account Number:

•	Underlying Share delivery details:

•	Full Legal Name of Beneficiary:

•	Full Legal Address of Beneficiary:

•	NOTE: Beneficiary registration information for Shares must match exactly to that of the name and address of ADS Holder to be considered a valid instruction for cancellation.

Signature:
Name: [[Name]]